SECURITIES AND EXCHANGE COMMISSION
                     Washington, D.C. 20549

                           FORM 11-K
                         ANNUAL REPORT
                Pursuant to Section 15(d) of the
                Securities Exchange Act of 1934





         [X] ANNUAL REPORT PURSUANT TO SECTION 15(d) OF
              THE SECURITIES EXCHANGE ACT OF 1934

          For the fiscal year ended December 31, 1999

                               OR

        [ ] TRANSITION REPORT PURSUANT TO SECTION 15(d)
             OF THE SECURITIES EXCHANGE ACT OF 1934

    For the transition period from __________ to __________




                Commission File Number 001-01430




          A.  Full title of the plan:

                    REYNOLDS METALS COMPANY
                          SAVINGS PLAN
                      FOR HOURLY EMPLOYEES


          B.  Name of issuer of the securities held
              pursuant to the plan and the address of
              its principal executive office:

                    REYNOLDS METALS COMPANY
                     6601 West Broad Street
                        P. O. Box 27003
                 Richmond, Virginia 23261-7003

                      REQUIRED INFORMATION

               FINANCIAL STATEMENTS AND EXHIBITS



FINANCIAL STATEMENTS

                                                         Page No.
                                                         --------

Report of Ernst & Young LLP, Independent Auditors.....       F-1

Audited Financial Statements

 Statements of Net Assets Available for
   Plan Benefits......................................       F-2
 Statement of Changes in Net Assets Available
   for Plan Benefits..................................       F-3
 Notes to Financial Statements........................       F-4


EXHIBITS

 Exhibit A   Consent of Ernst & Young LLP, Independent Auditors

                           SIGNATURES


     The Plan.  Pursuant to the requirements of the Securities
Exchange Act of 1934, the Plan Committee for Hourly Savings Plan has duly caused this annual report to be signed on behalf of the Plan by the undersigned hereunto duly authorized.


DATE:  June 27, 2000          REYNOLDS METALS COMPANY
                              SAVINGS PLAN FOR HOURLY EMPLOYEES
                              By:  Plan Committee for Hourly
                                   Savings Plan



                              By: RICHARD B. KELSON
                                 --------------------------------
                                  Richard B. Kelson, Member


                              By: ROBERT F. SLAGLE
                                 --------------------------------
                                  Robert F. Slagle, Member


                              By: WILLIAM J. O'ROURKE, JR.
                                 --------------------------------
                                  William J. O'Rourke, Jr., Member

        Report of Ernst & Young LLP, Independent Auditors


Board of Directors
Reynolds Metals Company

We have audited the accompanying statements of net assets available for plan benefits of the Reynolds Metals Company
Savings Plan for Hourly Employees as of December 31, 1999 and
1998, and the related statement of changes in net assets available for plan benefits for the year ended December 31, 1999.
These financial statements are the responsibility of the management of Reynolds Metals Company, the Plan's sponsor. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for plan benefits of the Plan at December 31, 1999 and 1998, and the changes in its net assets available for plan benefits for the year ended December 31, 1999, in conformity with accounting principles generally accepted in the United States.




Richmond, Virginia
June 9, 2000

                   Reynolds Metals Company
              Savings Plan for Hourly Employees

    Statements of Net Assets Available for Plan Benefits

                   (Dollars in Thousands)


                                               DECEMBER 31,
                                    -------------------------------
                                           1999            1998
                                    -------------------------------
ASSETS
Investment in Master Trust               $179,755        $215,363

Accrued income                                 28              44

Contributions receivable                      383             698
                                    -------------------------------
Total assets                              180,166         216,105


LIABILITIES
Accrued expenses                                -             189
                                    -------------------------------

Net assets available for plan
 benefits                                $180,166        $215,916

See accompanying notes.

                   Reynolds Metals Company
              Savings Plan for Hourly Employees

    Statement of Changes in Net Assets Available for Plan
                          Benefits

                Year ended December 31, 1999

                   (Dollars in Thousands)

Additions to net assets:
 Net investment gain from Master Trust            $ 20,982

 Contributions:
  Employer                                          10,991
  Employee                                          13,076
                                                -------------
                                                    24,067
                                                -------------

Total Additions                                     45,049

Deductions from net assets:
 Withdrawals by participants                        79,879
 Assets transferred to other plans                     920
                                                -------------
Total Deductions                                    80,799
                                                -------------

Net decrease                                       (35,750)


Net assets available for plan benefits:
 Beginning of year                                 215,916
                                                -------------
 End of year                                      $180,166
                                                =============

See accompanying notes.

                   Reynolds Metals Company
              Savings Plan for Hourly Employees

                Notes to Financial Statements

                   (Dollars in Thousands)



1. SIGNIFICANT ACCOUNTING POLICIES

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, the disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of income and expenses during the reporting period. Actual results could differ from those estimates.

The accounting records of the Reynolds Metals Company
Savings Plan for Hourly Employees ("Plan") are maintained on the accrual basis. All securities transactions are recorded as of the trade date.

Investments in Reynolds Metals Company Common Stock (stated at fair value) are valued at the last reported sales price on the last business day of the year. Investments in mutual funds are measured by quoted market prices and are reported at aggregate fair value at year-end. Guaranteed investment contracts with insurance companies are reported at "contract value," which equals cost plus accrued income. Structured investment contracts are reported at fair value, which in the case of such contracts equals contract value. Participant loans are valued at their outstanding balances, which approximates fair value.

Certain amounts in the 1998 financial statements have been reclassified to conform to the 1999 presentation.

2. SUMMARY OF SIGNIFICANT PLAN PROVISIONS

Reynolds Metals Company (the "Company") established the Plan effective January 1, 1986, covering hourly employees of the Company and certain of its subsidiaries (each an "Employer") who are in a bargaining unit covered by a labor agreement that incorporates the Plan by reference. The Plan is a defined contribution plan under the Employee Retirement Income Security Act of 1974 ("ERISA") and qualifies as a "cash or deferred" arrangement under Section 401(k) of the Internal Revenue Code. A complete description of the Plan is contained in the Summary Plan Description and in the Plan document, copies of which are available from the Company.

                   Reynolds Metals Company
              Savings Plan for Hourly Employees

          Notes to Financial Statements (continued)



2. SUMMARY OF SIGNIFICANT PLAN PROVISIONS (CONTINUED)

Hourly employees who are in a bargaining unit covered by a collective bargaining agreement that incorporates the Plan will become eligible to participate in the Plan on the later of (a) 30 days after beginning their employment with an Employer, or (b) the date on which the collective bargaining agreement under which they are covered first incorporates the Plan by reference. Plan participation is voluntary.

Each collective bargaining agreement that incorporates the Plan by reference provides that participants may elect to make payroll contributions to the Plan in specified amounts ranging from 1% to 12% of compensation in 1% increments.
Each such collective bargaining agreement may also provide for the following types of contributions:

 (a) COMPANY MATCHING CONTRIBUTIONS: At certain bargaining units, the applicable Employer will, subject to certain limitations, contribute to the Plan on behalf of each eligible participant, a fixed percentage of a portion of the payroll contributions by the participant.

 (b) NEGOTIATED DEFERRAL CONTRIBUTIONS: At certain bargaining units, the applicable Employer will make a contribution to a participant's account based on the number of hours worked by each active employee participating in the Plan.

 (c) ADDITIONAL VOLUNTARY CONTRIBUTIONS: Eligible employees who receive a profit sharing award, gainsharing payment or other designated type of lump sum payment may contribute between 10% and 50% of the award and/or payment (in 10% increments) to the Plan. Such contributions are not matched by the Company or any other Employer.

Participants may elect to make their contributions on a before or after tax basis or a combination thereof.
Employer contributions (matching and negotiated deferral) are made on a "pretax" basis. Highly compensated participants may be required to reduce the amount of "pretax" contributions made to or held by the Plan on their behalf to permit the Plan to satisfy the nondiscrimination requirements of Section 401(k) of the Internal Revenue Code.

Upon enrollment, a participant may direct contributions to any of the Plan's fund options.

                   Reynolds Metals Company
              Savings Plan for Hourly Employees

          Notes to Financial Statements (continued)




2. SUMMARY OF SIGNIFICANT PLAN PROVISIONS (CONTINUED)

Participants are fully vested in their account balances.
Withdrawals and distributions are handled in accordance with the Plan provisions and are subject to certain regulatory restrictions. The trustee holds all of the Plan's investment assets and executes transactions therein.

Although it has not expressed any intent to do so, the Company has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA and subject to the terms of any applicable collective bargaining agreement.

The Company is the Plan administrator and bears the related costs, except for investment-related and trustee fees, which are paid by the Plan.

3. COMMINGLED MASTER TRUST INVESTMENTS

All of the investments of the Plan as of December 31, 1999 and 1998 were held in a Master Trust under a Master Trust Agreement between Reynolds Metals Company and The Northern Trust Company, as trustee, and are commingled with the assets of three other savings plans of the Company and one of its subsidiaries. Net assets and net investment gains (losses) from the Master Trust are allocated to participating plans based on the aggregate account balances of individual participants in each plan. Non-participant directed investments of the Master Trust represent employer contributions provided by another savings plan of the Master Trust.

The assets of the Interest Income Fund generally are invested in guaranteed investment contracts ("GICs") at fixed rates of return and structured investment contracts ("SICs") with various insurance companies and banks. SICs represent a diversified portfolio of high grade investments held in the name of the Master Trust in conjunction with a corresponding contract with the issuer of the SIC to provide a fixed or variable rate of return (based on investment experience and reset quarterly) on the cost of the investment. GICs and SICs generally provide for the full repayment of principal and interest. Upon the occurrence of certain events (including layoffs by the Company or its applicable affiliates), however, market value of the GIC or SIC, if lower than its book value, may be repaid (a "Market Value Adjustment"). Currently, in the opinion of the Company, the likelihood of a material loss to the Plan as a result of such a Market Value Adjustment is

                   Reynolds Metals Company
              Savings Plan for Hourly Employees

          Notes to Financial Statements (continued)



3. COMMINGLED MASTER TRUST INVESTMENTS (CONTINUED)

remote. The annual rate of return on these contracts during 1999 was approximately 6.2%. The current yield on these contracts at December 31, 1999 was 6.3% (6.3% at December
31, 1998). Interest is credited to participants' accounts on the dollar-weighted average (blended rate) basis. The fair value of the Plan's GICs approximates contract value.

Cash and cash equivalents of the Master Trust are invested in a short-term investment fund managed by The Northern
Trust Company.

During 1999 and 1998, certain assets of the Plan were transferred into other plans and from other plans of the Company as a result of employee transfers. There was no effect on any participant's accounts as a result of the transfers.

Summarized financial information of the commingled accounts within the Master Trust is presented below:


                                                 NON-
                               PARTICIPANT   PARTICIPANT
                                 DIRECTED     DIRECTED       TOTAL
                             ------------------------------------------
  MASTER TRUST NET ASSETS-
   1999
  ASSETS
   Accrued income                $    386     $    505      $    891
   Cash and cash
    equivalents                    38,624        1,456        40,080
   Contributions
    receivable                        395            -           395
   Investments at quoted
    fair value:
    Mutual funds                  258,980            -       258,980
    Common stock                   81,598      107,293       188,891
   Investments at contract
    value:
    Investment contracts          143,770            -       143,770
   Investments at
    estimated fair value:
    Loans to participants          15,382            -        15,382
                              -----------------------------------------
  Total assets                    539,135      109,254       648,389

  Interfund receivable
   (payable)-net                       20          (20)            -
                              -----------------------------------------
  Master Trust net assets        $539,155     $109,234      $648,389
                              =========================================

  Portion of Master Trust
   allocable to the Plan         $180,166     $      -      $180,166
  Percent                              33%           -%           27%

                   Reynolds Metals Company
              Savings Plan for Hourly Employees

          Notes to Financial Statements (continued)




3. COMMINGLED MASTER TRUST INVESTMENTS (CONTINUED)

                                                 NON-
                              PARTICIPANT    PARTICIPANT
                                DIRECTED       DIRECTED        TOTAL
                            -------------------------------------------
 MASTER TRUST NET ASSETS-
  1998
 ASSETS
 Accrued income                 $    286       $   568       $    854
 Cash and cash
   equivalents                    60,962         1,342         62,304
 Contributions
   receivable                      1,651           473          2,124
 Investments at
   quoted fair value:
  Mutual funds                   250,975             -        250,975
  Common stock                    67,151        85,342        152,493
 Investments at
   contract value:
  Investment contracts           168,462             -        168,462
 Investments at
   estimated fair value:
  Loans to participants           16,812             -         16,812
                             -------------------------------------------
 Total assets                    566,299        87,725        654,024

 LIABILITIES
 Accrued expenses                    326             -            326
                             -------------------------------------------
 Master Trust net assets        $565,973       $87,725       $653,698
                             ===========================================

 Portion of Master Trust
  allocable to the Plan         $215,916       $     -       $215,916
 Percent                              38%            -%            33%

                     REYNOLDS METALS COMPANY
                SAVINGS PLAN FOR HOURLY EMPLOYEES

            NOTES TO FINANCIAL STATEMENTS (CONTINUED)






3. COMMINGLED MASTER TRUST INVESTMENTS (CONTINUED)

                                                 NON-
                              PARTICIPANT     PARTICIPANT
                                DIRECTED       DIRECTED        TOTAL
                             ------------------------------------------
NET INVESTMENT GAIN FROM
MASTER TRUST-1999
Net realized and
 unrealized appreciation
 of investments at quoted
 fair value:
   Mutual funds                 $35,879        $     -       $ 35,879
   Common stock                  29,959         35,176         65,135
Interest and dividends           18,799          2,091         20,890
                             ------------------------------------------
                                $84,637        $37,267       $121,904
                             ==========================================

4. INCOME TAX STATUS

The Plan has received a determination letter from the Internal Revenue Service dated February 20, 1996, stating that the Plan is qualified under Section 401(a) of the Internal Revenue Code (the "Code") and, therefore, the related trust is exempt from taxation. Once qualified, the Plan is required to operate in conformity with the Code to maintain its qualification. The Company has indicated that it will take the necessary steps, if any, to maintain the Plan's qualified status.

5. SUBSEQUENT EVENT

On May 3, 2000, the Company became a wholly owned subsidiary of Alcoa Inc. ("Alcoa") in accordance with the terms of a merger agreement between the two companies. On the effective date of the merger, each outstanding share of Company common stock was converted into 1.06 shares of Alcoa common stock. Company common stock held under the Plan was so converted and participant accounts adjusted accordingly. Due to this conversion, the Plan was amended so that the Reynolds Stock Fund was changed to the Alcoa Stock Fund which will invest in Alcoa common stock; otherwise, the fund will continue to operate as it did before the merger. The Company will continue to act as the Plan administrator.

                        INDEX TO EXHIBITS


Exhibit A   Consent of Ernst & Young LLP, Independent Auditors

                            EXHIBIT A

       CONSENT OF ERNST & YOUNG LLP, INDEPENDENT AUDITORS


We consent to the incorporation by reference in the Registration Statement (Form S-8 No. 333-36214) pertaining to the Reynolds Metals Company Savings Plan for Hourly Employees and in the related Prospectus of our report dated June 9, 2000, with respect to the financial statements of the Reynolds Metals Company Savings Plan for Hourly Employees included in this Annual Report (Form 11-K) for the year ended December 31, 1999.


                                   ERNST & YOUNG LLP


Richmond, Virginia
June 22, 2000